Exhibit 99.1

Ferrari to announce Second Quarter 2016 financial results
on August 2

Maranello (Italy), July 26, 2016 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the second quarter of 2016 will be released on Tuesday, August 2, 2016.

A live audio webcast and conference call of the 2016 Q2 results will begin at 5:00 p.m. CEST / 11:00 a.m. EDT / 4:00 p.m. BST on Tuesday, August 2.

Details for accessing this presentation are available in the Investors section of the Ferrari's corporate website at http://corporate.ferrari.com. For those unable to participate in the live session, a replay will remain archived on the Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com